Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT OF PREMIUM INCOME

This announcement is made to publish the information on the unaudited accumulated premium income of the Company to be released on China Banking and Insurance Regulatory Commission’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The accumulated premium income of the Company for the period from 1 January 2019 to 31 January 2019 was about RMB157.8 billion. The figure is to be released on China Banking and Insurance Regulatory Commission’s website at www.cbrc.gov.cn.

The above information on premium income is unaudited.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 18 February 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	WangBin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie